Exhibit 4.2

BRIGGS & STRATTON CORPORATION

FORM 10-Q for Quarterly Period Ended September 27, 2009

Exhibit 4.2

AMENDMENT TO RIGHTS AGREEMENT

Effective October 22, 2009

AMENDMENT TO RIGHTS AGREEMENT

This Amendment to Rights Agreement (this “Amendment”), dated and effective as of the close of business on October 22, 2009 (the “Effective Time”), is made and entered into by and among Wells Fargo Bank, N.A., a national banking association (“Wells Fargo”), Briggs & Stratton Corporation, a Wisconsin corporation (the “Company”), and National City Bank, a national banking association (“National City”).

RECITALS:

WHEREAS, the Company and National City (as successor rights agent) are parties to that certain Rights Agreement, dated as of August 7, 1996, as amended through August 12, 2009 (the “Rights Agreement”), pursuant to which National City undertook the duties and obligations of the Rights Agent (as defined in the Rights Agreement) under the terms and conditions of the Rights Agreement;

WHEREAS, the Company desires to remove National City as Rights Agent and discharge National City from its duties as Rights Agent under the Rights Agreement and to appoint Wells Fargo as a successor Rights Agent under the Rights Agreement, and Wells Fargo desires to undertake and perform the duties and obligations of the Rights Agent under the terms and conditions of the Rights Agreement; and

WHEREAS, in connection with the discharge of National City as Rights Agent and the appointment of Wells Fargo as successor Rights Agent, the Company, Wells Fargo and National City desire to amend Section 8 of the Rights Agreement in certain respects.

AGREEMENT:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1. Amendment of Rights Agreement. The Rights Agreement shall be amended as follows as of the Effective Time:

a. Substitution of Wells Fargo. “Wells Fargo Bank, N.A.” shall be substituted throughout the Rights Agreement and Exhibits to the Rights Agreement for “National City Bank,” including all abbreviations of “National City Bank.” Further, each and every reference in the Rights Agreement to “Rights Agent” shall be deemed a reference to Wells Fargo.

b. Amendment of Section 8 of Rights Agreement. Section 8 of the Rights Agreement is amended and restated in its entirety to read as follows:

“Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or if surrendered to the Rights Agent, shall be cancelled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Rights Agreement.

The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. Subject to applicable law and regulation, the Rights Agent shall maintain in a retrievable database electronic records of all cancelled or destroyed Right Certificates that have been canceled or destroyed by the Rights Agent. The Rights Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Company (and at the expense of the Company), the Rights Agent shall provide to the Company or its designee copies of such electronic records or physical records relating to Rights Certificates cancelled or destroyed by the Rights Agent.”

c. Amendment of Section 26 of Rights Agreement. Section 26 of the Rights Agreement is amended and restated in its entirety to read as follows:

“Section 26. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by overnight delivery service or registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Briggs & Stratton Corporation

12301 West Wirth Street

Wauwatosa, Wisconsin 53222

Attn: Corporate Secretary

Subject to the provisions of Section 21 hereof, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by overnight delivery service or registered or certified mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

Wells Fargo Bank, N.A.

161 North Concord Exchange

South St. Paul, MN 55075

Attn: Account Manager

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.”

2. Appointment. The Company appoints Wells Fargo as a successor Rights Agent under the Rights Agreement, as amended pursuant to Section 1 above (as so amended, the “Amended Rights Agreement”), as of the Effective time.

3. Assumption. Wells Fargo accepts the appointment as agent for the Company under the Amended Rights Agreement, and Wells Fargo assumes and agrees to perform all of the duties and obligations of the Rights Agent under the terms and conditions of the Amended Rights Agreement, in each ease as of the Effective Time.

4. Discharge. The Company hereby removes National City as Rights Agent under the Rights Agreement and discharges National City of its duties and obligations under the Rights Agreement, in each case effective as of the Effective Time.

5. Section 21 Notice. The Company, Wells Fargo and National City each waive any requirements of timing and content of prior written notice of a change of the Rights Agent under the Rights Agreement. This Amendment constitutes adequate and timely notice to National City, as the Company’s transfer agent, pursuant to Section 21 of the Rights Agreement that the Company has appointed Wells Fargo as the successor Rights Agent to National City and that National City is discharged as such Rights Agent.

6. No Further Amendment. Except as specifically supplemented and amended, changed or modified in Section 1 above, the Rights Agreement shall be unaffected by this Amendment and shall remain in full force and effect.

7. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Wisconsin and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

8. Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9. Descriptive Headings. Descriptive headings of the Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the day and year first above written.

BRIGGS & STRATTON CORPORATION		WELLS FARGO BANK, N.A.

By:	/s/ Robert F. Heath	By:	/s/ Steven J. Hoffman

Name:	Robert F. Heath	Name:	Steven J. Hoffman

Title:	Vice President, General Counsel and. Secretary .	Title:	Vice President

NATIONAL CITY BANK

By:	/s/ Megan Gibson

Name:	Megan Gibson

Title:	Vice President